Delisting Determination,The Nasdaq Stock Market, LLC,
June 23, 2009, Bioheart, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Bioheart, Inc.
(the Company), effective at the opening of the trading session on July 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b)(1). (That Rule was enumerated as Marketplace Rule 4310(c)(3)(B) at the time of the determination.) The Company was notified of the Staffs determination on November 17, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Listing Rule: 5550(b)(1). The Company was notified of the Panels decision on February 25, 2009 and trading in the Companys securities was suspended on February 27, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 13, 2009.